Exhibit 99.4

DUNDEE CORPORATION LICENSE IN THE DUBAI FINANCIAL CENTRE

FOR IMMEDIATE RELEASE

June 7, 2010 - Dundee Corporation (DC.A - TSX) announces that its 60% controlled subsidiary, Arabia-Asia Capital Alliance Ltd (Arabia-Asia), has been awarded a license by the Dubai Financial Services Authority (DFSA) to operate in the Dubai International Financial Centre (DIFC).

Mr. Ned Goodman, President and CEO of Dundee Corporation states: “We are excited about creating a presence in the Middle East and North African (MENA) region which services over 318 million people representing an aggregate of approximately $3 trillion USD of capital assets.  Arabia-Asia will provide the local presence required to access capital and create partnerships in asset management.  Dundee’s intention is to bring the highest quality investment opportunities to the region, increasing our access to capital for unique and major projects.  Dubai is reputable for its diverse and international business range, making receipt of our licence with the DFSA a vital and strategic move to further trusted, strong relationships that are the key to running a respected business in the region.”

The opening by Dundee Corporation, through Arabia-Asia, of an office in the DIFC will enable it to provide asset management products to the MENA region’s sovereign funds, institutional funds, family offices and high net-worth individuals.

About the MENA Region:

The Middle East and North African (MENA) region covers an extensive area of 20 different countries from Morocco in northwest Africa to Iran in southwest Asia with a total population of 1.5 billion people (World Bank). It generally includes all of North Africa, Pakistan and India as well as Arab Middle East countries, including Kuwait, Lebanon, Oman, UAE and Saudi Arabia.  The MENA region compromises approximately 6% of the total world population, is equivalent in size to the European Union and holds US$3 trillion in capital assets (Sovereign World Fund Institute).  The region, according to the Oil and Gas Journal (January, 2009), holds 60% of the world’s oil reserves (810.98 billion barrels) and 45% of the worlds natural gas reserves (2868.886 trillion cubic feet).  As of March 2008, eight of the 12 Organization of the Petroleum Exporting Countries are within the MENA region. One of the MENA region’s main focuses in the financial world today is to expand into international markets, continue the reputable stability it maintains during economic crises and improve its business environments (World Bank).

About Dundee Corporation:

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect approximately $75 billion under management and administration.  Its domestic wealth management activities are carried out through its 61% controlled subsidiary, DundeeWealth Inc. Dundee Corporation’s real estate activities are conducted through its 70% owned subsidiary, Dundee Realty Corporation which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited.  Asset management activities are carried out through Ned Goodman Investment Counsel Limited and Dundee Real Estate Asset Management (DREAM). The Company is listed on The Toronto Stock Exchange (“TSX”) under the symbol (TSX – DC.A)

For Further Information Please Contact:

Dundee Corporation
Lucie Presot
Vice President and Chief Financial Officer
(416) 365-5157